AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1999
                                                     REGISTRATION NO. 333-90271
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                AMENDMENT NO. 1
                                       TO



                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                              YOUNG & RUBICAM INC.
            (Exact name of Registrant as specified in its charter)


                 DELAWARE                                13-1493710
         (State or other jurisdiction of              (I.R.S. Employer
         incorporation or organization)            Identification Number)

                               ----------------
                              285 MADISON AVENUE
                           NEW YORK, NEW YORK 10017
                                 (212) 210-3000
(Address,  including  zip  code,  and  telephone number, including area code, of
                   Registrant's principal executive offices)

                          STEPHANIE W. ABRAMSON, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             YOUNG & RUBICAM INC.
                              285 MADISON AVENUE
                           NEW YORK, NEW YORK 10017
                                 (212) 210-3000
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:



                                                       MARK C. SMITH, ESQ.
            STEPHEN H. SHALEN, ESQ.
          CHRISTOPHER J. WALTON, ESQ.       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
     CLEARY, GOTTLIEB, STEEN & HAMILTON                 919 THIRD AVENUE
                ONE LIBERTY PLAZA                   NEW YORK, NEW YORK 10022
           NEW YORK, NEW YORK 10006                      (212) 735-3000
              (212) 225-2000


                               ----------------
APPROXIMATE  DATE  OF  COMMENCEMENT  OF  PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------


                                                                                      PROPOSED
                                                                      PROPOSED         MAXIMUM
                                                                       MAXIMUM        AGGREGATE
            TITLE OF EACH CLASS OF                AMOUNT TO BE     OFFERING PRICE     OFFERING          AMOUNT OF
         SECURITIES TO BE REGISTERED             REGISTERED(1)       PER UNIT(2)      PRICE(2)     REGISTRATION FEE(1)
Common Stock, $0.01 par value ...............       8,255             $ 43.63         $360,166            $101
Preferred Share Purchase Rights (3) .........
 Total ......................................       8,255             $ 43.63         $360,166            $101


--------------------------------------------------------------------------------

(1) The Company previously registered 5,505,663 shares of common stock, par value $0.01 per share, and related preferred share purchase rights, having a proposed maximum aggregate offering price of $242,084,002, on which the applicable fee of $67,300 was paid.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, and based on the average high and low trading prices of the Common Stock on the New York Stock Exchange, Inc. on November 8, 1999.
(3) Rights initially will trade together with the Common Stock. The value attributable to the Rights, if any, is reflected in the market price of the Common Stock.

                               ----------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1999


PROSPECTUS



                                5,229,918 SHARES



[GRAPHIC OMITTED]



                                 COMMON STOCK
                              -------------------

     This is an offering of 5,229,918 shares of common stock of Young & Rubicam Inc.

     All of the 5,229,918 shares of common stock offered by this prospectus are being sold by the selling stockholders named in this prospectus. Young & Rubicam will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

     The last reported sale price of the common stock, which is listed on the New York Stock Exchange under the symbol "YNR", on November 9, 1999, was $45.00 per share.

     INVESTING IN COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             -------------------

                                                     Per
                                                    Share         Total
                                                 -----------   ----------
Public offering price ........................       $            $
Underwriting discount ........................       $            $
Proceeds to the selling stockholders .........       $            $

                             -------------------
     The underwriters may purchase up to an additional 284,000 shares from selling stockholders to cover over-allotments. Young & Rubicam has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discount.

     The underwriters expect to deliver the shares in New York, New York on , 1999.
                              -------------------
                          Joint Book-Running Managers


BEAR, STEARNS & CO. INC.
                         DONALDSON, LUFKIN & JENRETTE
                                                            SALOMON SMITH BARNEY
                              -------------------
BANC OF AMERICA SECURITIES LLC
       GOLDMAN, SACHS & CO.
               ING BARINGS LLC
                        MERRILL LYNCH & CO.
                                MORGAN STANLEY DEAN WITTER
                                                     THOMAS WEISEL PARTNERS LLC


                   The date of this prospectus is     , 1999

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS
PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors."


YOUNG & RUBICAM INC.

       Young & Rubicam Inc. is the fifth largest consolidated marketing and communications organization in the world based on 1998 revenues. Since our founding 75 years ago, we have evolved from a single New York-based advertising agency to a diversified global marketing and communications company operating in 121 cities in 76 countries worldwide as of December 31, 1998. We operate through recognized market leaders, including:

       o Young & Rubicam Advertising, full-service advertising;

       o Dentsu Young & Rubicam, full-service advertising in the Asia/Pacific region;

       o The   Bravo   Group  and  Kang  &  Lee,  multi-cultural  marketing  and
             communications;

       o Wunderman Cato Johnson, direct marketing and sales promotion;

       o KnowledgeBase Marketing, customer relationship marketing;

       o Brand Dialogue, digital interactive branding and digital commerce;

       o The Media Edge, media planning, buying and placement services;

       o Burson-Marsteller, perception management and public relations;

       o Cohn & Wolfe, full-service public relations;

       o Landor Associates, branding consultation and design services; and


       o Sudler & Hennessey, healthcare communications.



       Our revenues in 1998 totaled $1.5 billion, representing a compound annual growth rate of 12.2% from 1994 to 1998.

       We are a single agency network, allowing us to centrally manage and utilize our resources. Through multi-disciplinary, client-focused teams, we provide clients with global access to fully integrated marketing and communications solutions. Among our approximately 5,500 client accounts are a number of large multinational organizations, including AT&T, Citibank, Colgate-Palmolive, Ford and Philip Morris. We have maintained long-standing relationships with many of our clients. The average length of relationship with our top 20 clients exceeds 20 years.

       Our mission is to be our clients' most valued business partner in building, leveraging, protecting and managing their brands for both short-term results and long-term growth. Consistent with our mission, we have developed an organizational and management structure designed to meet the diverse needs of our large global clients as well as the more specialized needs of our other clients. Our strategy combines this organizational and management structure with the pursuit of new business opportunities and continued investment in our business, personnel and superior consumer knowledge. As part of our strategy, we seek to provide clients with superior creative services and extensive research capabilities, including access to Y&R's proprietary research tool, BrandAsset Valuator.


       Our principal executive office is located at 285 Madison Avenue, New York, New York 10017, and our telephone number is (212) 210-3000.

STRATEGY

       Our strategy consists of the following key components:

       o INCREASE PENETRATION OF KEY CORPORATE ACCOUNTS

       o DEVELOP NEW CLIENT RELATIONSHIPS

       o LEVERAGE EXISTING GLOBAL NETWORK

       o CAPITALIZE ON EXISTING CAPABILITIES

       o UTILIZE SUPERIOR CONSUMER KNOWLEDGE AND BRAND INSIGHTS

       o CULTIVATE CREATIVE EXCELLENCE

       o IMPROVE OPERATING EFFICIENCIES


       o EXPAND CAPABILITIES THROUGH ACQUISITIONS AND INVESTMENTS



RECENT DEVELOPMENTS


       On September 21, 1999, we contributed $15 million and certain net assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation, or Luminant, a newly formed internet and e-commerce services firm that provides strategic consulting, content development and systems integration capabilities to its clients. Under the terms of the contribution agreement between Luminant and Y&R, we are eligible to receive future contingent consideration from Luminant in the form of non-voting shares of Luminant common stock and/or cash, at Luminant's discretion, based on the revenue and operating profit performance of the Brand Dialogue contributed assets for the period from July 1, 1999 through December 31, 1999 and on the consolidated performance of Luminant for the first six months of 2000. We recognized a net after-tax gain of approximately $42 million on the sale of the Brand Dialogue contributed assets in the third quarter of 1999.

       Effective August 2, 1999, the ownership and management structure of Dentsu Young & Rubicam, which we refer to as DY&R, was amended. The agreement resulted in our acquiring majority ownership in and operational control of all DY&R companies throughout principal markets in Asia, excluding Japan. In Japan, Dentsu has acquired a majority share. We paid approximately $6 million for the incremental ownership interest and in the first quarter of 2001, will pay $4 million and may pay contingent consideration of up to an additional $1.5 million in connection with this transaction, subject to DY&R's financial performance. Effective August 2, 1999, we commenced consolidating the results of DY&R for those markets where we hold a majority ownership interest. A preliminary allocation of the cost to acquire the additional interest in DY&R has been made based upon the fair value of the net assets.



       During the third quarter of 1999, we acquired Rainey Kelly Campbell Roalfe, a London-based advertising agency, and a majority ownership interest in The Banner Corporation, a European marketing communications firm specializing in the technology sector, and made several other acquisitions and equity investments for which the aggregate purchase price was approximately $43 million. Some of these transactions may require us to pay additional amounts as contingent consideration over a period not to exceed five years, based on company performance and the achievement of stipulated targets. All of these acquisitions were accounted for under the purchase method of accounting, and we have made a preliminary allocation of the costs to acquire these entities based on the fair value of the net assets. Since September 30, 1999, we have also acquired ownership interests in certain other entities. Cash payments made in connection with these transactions amounted to approximately $40 million.



       In the third quarter of 1999, we repurchased approximately 800,000 shares of common stock at an average price of $42.13 on the open market and in other transactions. From October 1, 1999 through November 5, 1999, we repurchased an additional approximately 900,000 shares of common stock at an average price of $44.95 on the open market and in other transactions. This brings the total to 5.3 million shares repurchased under our existing 12 million share repurchase program. The shares are being purchased under this program principally in anticipation of exercises of outstanding employee stock options, and will likely be reissued to employees as options are exercised.

       In August 1999, we announced certain changes in our senior management team. Effective August 2, 1999, Ed Vick was named Chief Creative Officer and Tom Bell was named President and Chief Operating Officer of Young & Rubicam Inc. On January 1, 2000, Mr. Vick will become our Chairman and Mr. Bell will become our Chief Executive Officer, as Peter Georgescu, our current Chairman and Chief Executive Officer, assumes the role of Chairman Emeritus. As Chairman Emeritus, Mr. Georgescu will continue to be active in client work and on other key corporate initiatives.


       On October 28, 1999, we announced our financial and operating results for the quarter ended September 30, 1999. The following table sets forth selected unaudited consolidated statement of operations data for the three and nine months ended September 30, 1999 and 1998.


                                            THREE MONTHS ENDED                NINE MONTHS ENDED
                                               SEPTEMBER 30,                    SEPTEMBER 30,
                                       -----------------------------   -------------------------------
                                            1999            1998             1999             1998
                                       -------------   -------------   ---------------   -------------
                                                                 (UNAUDITED)
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues ...........................   $  428,452      $  375,419       $  1,226,686     $1,095,720
Operating profit (loss) ............       55,305          42,178            142,697       (122,961)
Net income (loss) ..................       73,942          24,306            124,228       (113,328)
EARNINGS (LOSS) PER SHARE:
Basic:
  Income (loss) before extraordinary
   charge ..........................   $     1.06      $     0.36       $       1.83     $    (1.84)
  Extraordinary charge .............           --              --                 --     $    (0.08)
                                       -----------     -----------      ------------     -----------
  Net income (loss) ................   $     1.06      $     0.36       $       1.83     $    (1.92)
                                       ===========     ===========      ============     ===========
Diluted:
  Income (loss) before extraordinary
   charge ..........................   $     0.88      $     0.29       $       1.50     $    (1.84)
  Extraordinary charge .............           --              --                 --          (0.08)
                                       -----------     -----------      ------------     -----------
  Net income (loss) ................   $     0.88      $     0.29       $       1.50     $    (1.92)
                                       ===========     ===========      ============     ===========
WEIGHTED AVERAGE SHARES OUTSTANDING
  USED TO COMPUTE:
  Basic ............................   69,911,071      66,608,726         67,914,158     58,939,274
  Diluted ..........................   83,805,721      82,764,754         82,595,373     58,939,274


                                 THE OFFERING


Common stock offered.....   5,229,918 shares

Common stock to be outstanding
 after the offering......   72,137,019 shares
                            This number excludes:

                            o 25,548,048  shares  of  common  stock reserved for
                              issuance upon the exercise of outstanding employee options at a weighted average exercise price of $14.01 per share;
                            o 33,915   shares   of  common  stock  reserved  for
                              issuance upon the exercise of outstanding options issued to investors in Y&R at a weighted average exercise price of $7.67 per share; and
                            o 20,500   shares   of  common  stock  reserved  for
                              issuance upon the exercise of options to be granted to employees of KnowledgeBase Marketing in connection with the acquisition of KnowledgeBase Marketing at an exercise price per share equal to the fair market value of the common stock on the date of grant.
                            Unless otherwise specified, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.


Dividend  Policy.........   On September 15, 1999 we paid our second quarterly
                           cash  dividend of $0.025 per share of common stock to
                            all stockholders of record as of September 1, 1999.

Use  of  Proceeds........    We will not receive any of the proceeds from the
                           sale of common stock offered by this prospectus. We expect to receive $19.4 million in cash in connection with the exercise by the H&F investors of options to purchase common stock.

New York Stock Exchange
 Symbol..................   YNR


     In connection with the offering, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., whom we refer to as the H&F investors, have notified Y&R that they intend to exercise options to purchase 2,530,260 shares of common stock for a total exercise price of $19.4 million and to sell an aggregate of 5,229,918 shares of common stock in this offering. Following the offering, the H&F investors will own no shares of Y&R, and accordingly the H&F investors will no longer have the right to nominate and have elected any members of Y&R's board of directors. See "Selling Stockholders." Prior to the offering, the H&F investors will distribute shares of common stock of Y&R to some of their limited partners and to individuals that control the H&F investors, so that following the offering those limited partners and individuals will beneficially own an aggregate of 2.1% of the outstanding shares of common stock.



RISK FACTORS

     For a discussion of risks that you should consider before buying shares of the common stock, see "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA





                                                 SIX MONTHS ENDED JUNE 30,                 YEARS ENDED DECEMBER 31,
                                              -------------------------------   -----------------------------------------------
                                                   1999             1998             1998             1997             1996
                                              --------------   --------------   --------------   --------------   -------------
                                                        (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues ..................................    $   798,234       $  720,301       $1,522,464       $1,382,740      $1,222,139
Compensation expense, including
 employee benefits ........................        474,034          432,265          903,948          836,150         730,261
General and administrative expenses                236,808          218,726          455,578          463,936         391,617
Other charges (1) .........................             --          234,449          234,449           11,925          17,166
Recapitalization-related charges (1) ......             --               --               --               --         315,397
                                               -----------       ----------       ----------       ----------      ----------
 Operating expenses .......................        710,842          885,440        1,593,975        1,312,011       1,454,441
                                               -----------       ----------       ----------       ----------      ----------
Operating profit (loss) ...................         87,392         (165,139)         (71,511)          70,729        (232,302)
Extraordinary charge for early
 retirement of debt (net of tax
 benefit of $2,834) .......................             --           (4,433)          (4,433)              --              --
Net income (loss) .........................    $    50,286       $ (137,634)      $  (86,068)      $  (23,938)     $ (238,311)
EARNINGS (LOSS) PER SHARE (2):
Basic:
 Income (loss) before extraordinary
   charge (2) .............................    $     0.75        $    (2.42)      $    (1.34)      $    (0.51)
 Extraordinary charge .....................             --            (0.08)           (0.08)              --
                                               -----------       ----------       ----------       ----------
 Net income (loss) ........................    $     0.75        $    (2.50)      $    (1.42)      $    (0.51)
                                               ===========       ==========       ==========       ==========
Diluted:
 Income (loss) before extraordinary
   charge (2) .............................    $     0.61        $    (2.42)      $    (1.34)      $    (0.51)
 Extraordinary charge .....................             --            (0.08)           (0.08)              --
                                               -----------       ----------       ----------       ----------
 Net income (loss) ........................    $     0.61        $    (2.50)      $    (1.42)      $    (0.51)
                                               ===========       ==========       ==========       ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
 USED TO COMPUTE:
Basic .....................................     66,912,004       55,040,989       60,673,994       46,949,355
Diluted ...................................     82,047,778       55,040,989       60,673,994       46,949,355
OTHER OPERATING DATA:
EBITDA (3) ................................    $   119,857       $   97,663       $  223,548       $  139,375      $  147,221
Net cash provided by (used in)
 operating activities .....................         16,895           (3,753)         195,615          224,511         178,064
Net cash used in investing activities .....        146,733           22,632           99,683           67,142          76,094
Net cash provided by (used in)
 financing activities .....................         92,948          (55,723)        (136,242)         (98,667)        (12,614)
Capital expenditures ......................         32,516           20,044           76,378           51,899          51,792
International revenues as a % of
 total revenues ...........................          45.7  %          48.3  %          49.1  %          52.2  %          53.3%


                                          AS OF
                                      JUNE 30, 1999
                                     ---------------
BALANCE SHEET DATA:
Total assets (4) ...................    $1,832,253
Total debt (5) .....................       252,709
Total stockholders' equity .........       194,115

                                                   (footnotes on following page)

-----------
(1) For a discussion of other charges and recapitalization-related charges for the years ended
  December  31,  1998,  1997  and  1996,  see  notes 4,  6  and 9 to the audited
  consolidated   financial   statements   incorporated   by  reference  in  this
  prospectus.

(2) At June 30, 1999, Y&R had outstanding options to purchase 29,129,148 shares of common stock with a weighted average exercise price of $12.38 that could potentially dilute basic earnings per share in the future. For a discussion of options outstanding, see note 3 to the unaudited interim consolidated financial statements and note 18 to the audited consolidated financial statements incorporated by reference in this prospectus.

  Earnings per share for 1996 cannot be computed because Y&R's capital structure prior to its recapitalization in December 1996 consisted of both common shares and limited partnership units in predecessor entities. For a discussion of the recapitalization, see note 6 to the audited consolidated financial statements incorporated by reference in this prospectus.

(3) EBITDA is defined as operating profit (loss) before depreciation and amortization, other non-cash charges and recapitalization-related charges. EBITDA is presented because it is a widely accepted financial indicator and is generally consistent with the definition used for covenant purposes contained in Y&R's credit facilities; however, EBITDA may not be comparable to other registrants' calculation of EBITDA or similarly titled items. You should not consider EBITDA as an alternative to net income
    (loss) as a measure of operating results in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity. EBITDA for the six months ended June 30, 1998 and for the year ended December 31, 1998 is before $234,449 of non-cash compensation charges related to the vesting of restricted stock taken at the time of our initial public offering. EBITDA for 1997 and 1996 is before $11,925 and $11,096, respectively, of non-cash charges primarily related to impairment write-downs which are included in other charges. For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(4) Total assets as of June 30, 1999 include net deferred tax assets of $202,488 consisting primarily of federal, state and foreign net operating loss carryforwards.

(5) Total debt includes current and non-current loans and installment notes, which are discussed in notes 14 and 15 to the audited consolidated financial statements incorporated by reference in this prospectus.

                                 RISK FACTORS

     An investment in the common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying shares of common stock.

WE HAVE RECENTLY INCURRED SUBSTANTIAL NET LOSSES.

       We reported net losses of $86.1 million for 1998 and $23.9 million for 1997. The net loss in 1998 includes a non-cash pre-tax compensation charge of $234.4 million recorded in connection with the vesting of restricted stock upon completion of our initial public offering, or IPO, in May 1998 and a $7.3 million pre-tax charge for unamortized deferred financing costs related to a credit facility that we replaced in connection with the IPO.


WE  MAY  HAVE  DIFFICULTY  COMPETING  IN  THE  HIGHLY  COMPETITIVE MARKETING AND
   COMMUNICATIONS INDUSTRY.

       The marketing and communications industry is highly competitive, and we expect it to remain so. Our principal competitors are large multinational marketing and communications companies, as well as numerous smaller agencies that operate in one or more countries or local markets. We must compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Some clients, such as U.S. governmental agencies, require agencies to compete for business at mandatory periodic intervals. We compete principally on the basis of the following factors:

       o creative reputation;

       o knowledge of media;

       o geographical coverage and diversity;

       o relationships with clients;

       o quality and breadth of services; and

       o financial controls.

       Recently, traditional advertising agencies also have been competing with major consulting firms, which have developed practices in marketing and communications. New competitors also include smaller companies such
as   systems   integrators,  database  marketing  and  modeling  companies  and
telemarketers,   which   offer   technological   solutions   to  marketing  and
communications issues faced by clients.

       When we represent a client, we do not necessarily handle all advertising or public relations for that client. In addition, the ability of agencies within marketing and communications organizations to acquire new clients or additional assignments from existing clients may be limited by the conflicts policy followed by many clients. This conflicts policy typically prohibits agencies from performing similar services for competing products or companies. Our principal international competitors are holding companies for more than one global advertising agency network. As a result, in some situations separate agency networks within these holding companies may be able to perform services for competing products or for products of competing companies. We have one global advertising agency network. Accordingly, our ability to compete for new advertising assignments and, to a lesser extent, other marketing and communications assignments, may be limited by these conflicts policies. Industry practices in other areas of the marketing and communications business reflect similar concerns with respect to client relationships.

WE  MAY  BE ADVERSELY AFFECTED BY A DOWNTURN IN THE MARKETING AND COMMUNICATIONS
   INDUSTRY, WHICH IS CYCLICAL.

       The marketing and communications industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. Our prospects, business, financial condition and results of operations may be materially adversely affected by a downturn in general economic conditions in one or more markets or changes in client business and marketing budgets.

WE  MAY  LOSE  CLIENTS  DUE  TO  CONSOLIDATION  OF  ACCOUNTS  WITH  OTHER GLOBAL
   MARKETING AND COMMUNICATIONS AGENCIES.

       We believe that large multinational companies will seek to consolidate their accounts with one organization that can fulfill their marketing and communications needs worldwide. We may not continue to benefit from this trend towards consolidation of global accounts. In addition, this trend towards consolidation of global accounts requires companies seeking to compete effectively in the international marketing and communications industry to make significant investments. These investments include additional offices and personnel around the world and new and improved technology for linking these offices and people. We are required to make significant capital expenditures for maintenance, expansion and upgrades of the computer networks that link our international network of employees and offices. To the extent that our competitors may have broader geographic scope or greater financial resources to invest in additional offices, personnel or technology, they may be better able than we are to take advantage of an opportunity for the consolidation of a global account. In those circumstances, our business and results of operations could suffer.

WE  ARE  DEPENDENT  UPON,  AND  RECEIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUES
   FROM, A LIMITED NUMBER OF LARGE CLIENTS.

       A significant reduction in the marketing and communications spending by, or the loss of one or more of, our largest clients could weaken our financial condition and cause our business and results of operations to suffer. A relatively small number of clients contribute a significant percentage of our consolidated revenues. In 1998, our Key Corporate Accounts, or KCAs, contributed 48.6% of consolidated revenues, and our largest client account, Ford Motor Company, contributed 10.5% of consolidated revenues. Our dependence on revenues from these client accounts may increase in the future as we pursue our strategy of increasing penetration of existing large clients. In addition, clients' conflicts policies typically prohibit us from performing similar services for competing products or companies.

       These major clients, and our other clients, may not continue to use our services to the same extent, or at all, in the future. Most of our agreements with U.S.-based clients are cancelable on 90 days' notice, and our agreements with non-U.S. clients typically are cancelable on 90 to 180 days' notice. In addition, clients generally are able to reduce marketing and communications spending or cancel projects at any time for any reason.


WE  MAY  LOSE  SOME  OF  OUR EXISTING CLIENTS AND MAY NOT BE ABLE TO ATTRACT NEW
   CLIENTS FOR OUR MARKETING AND COMMUNICATIONS SERVICES.

       The loss of one or more of our largest clients could weaken our financial condition and cause our business and results of operations to suffer. Our success, like the success of other marketing and communications organizations, depends on our continuing ability to attract and retain clients. We have approximately 5,500 client accounts worldwide. Although historically we have maintained long-term relationships with many of our largest clients, clients may move their advertising and other communications assignments from agency to agency, or may divide their assignments among two or more agencies, with relative ease. In addition, in order to maintain and increase revenues, we must obtain new assignments in areas of our business that are project-based, such as the perception management and public relations business, and the branding consultation and design business. As is typical in the marketing and communications industry, we have lost or resigned client accounts and assignments, including Blockbuster Video, International Home Foods and Molson, for a variety of reasons, including conflicts with newly acquired clients. We may not be successful in replacing clients or revenues when a client significantly reduces the amount of work given to Y&R.


STRENGTHENING   OF   THE  U.S.  DOLLAR  AGAINST  OTHER  MAJOR  CURRENCIES  COULD
   MATERIALLY ADVERSELY AFFECT US.

       Our financial statements are denominated in U.S. dollars. In 1998, operations outside the United States represented 49.1% of our revenues. Currency fluctuations may give rise to translation gains or losses when financial statements of foreign operating units are translated into U.S.
dollars. Significant strengthening of the U.S. dollar against other major foreign currencies could harm our results of operations and weaken our financial position. With limited exceptions, we do not actively hedge our foreign currency exposure.


THE  MARKET  PRICE  OF  OUR  COMMON STOCK MAY DECLINE DUE TO THE LARGE NUMBER OF
   SHARES ELIGIBLE FOR FUTURE SALE.


       Following the offering, we will have 72,137,019 shares of common stock outstanding, substantially all of which will be eligible for sale in the public market without registration under the Securities Act, subject, in some cases, to compliance with the volume limitations, manner of sale provisions and other restrictions of Rule 144 under the Securities Act. Following the offering, and based upon information as of November 5, 1999, an aggregate of 23,969,824 shares of common stock and shares subject to options that are currently vested or will vest within 60 days of the date of this prospectus held by current or former employees of Y&R, whom we refer to as management investors, will be eligible for sale in the public market without registration under the Securities Act, subject, in some instances, to compliance with the volume limitations, manner of sale provisions and other restrictions of Rule 144 under the Securities Act.


       Following the offering, individuals and entities that control the H&F investors and some of the limited partners of the H&F investors will hold an aggregate of 1,510,302 shares of common stock that will be eligible for sale in the public market without registration under the Securities Act, subject, in the case of affiliates of the H&F investors who are currently members of our board of directors, to compliance with the volume limitations, manner of sale provisions and other restrictions of Rule 144 under the Securities Act. Of this number, 1,301,239 shares will be subject to the 90-day lock-up agreements described in this prospectus. An additional 201,193 shares of common stock are subject to a prohibition on sale under a limited partnership agreement with the H&F investors for 90 days from the date of this prospectus.



       Future sales of common stock, or the perception that future sales could occur, could adversely affect prevailing market prices for the common stock.

WE   ARE   CONTROLLED   BY  OUR  PRINCIPAL  STOCKHOLDERS,  INCLUDING  MANAGEMENT
   STOCKHOLDERS, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER STOCKHOLDERS.


       A substantial percentage of our common stock is owned by management investors. All common stock held at any time by management investors is required to be deposited in a voting trust, which we refer to as the management voting trust, that is controlled by six members of Y&R's senior management, in their capacities as voting trustees. Following the offering, and based upon information as of November 5, 1999, this trust will hold voting power over 29.6% of the outstanding shares of common stock, assuming the exercise of all options held by the management investors that are currently vested or will vest within 60 days of the date of this prospectus. As a result, this voting trust will continue to be able to exercise substantial control over any matters requiring the vote of stockholders, including the election of directors, which could delay or prevent a change in control of Y&R. Furthermore, the vote of Peter A. Georgescu, or any other person duly elected chief executive officer of Y&R with the prior approval of the voting trust, will bind the voting trust unless he or his successor is outvoted by the five other voting trustees. As a result of the foregoing, Peter A. Georgescu or his successor will be able to exercise a significant degree of control over business decisions affecting Y&R. In addition, the management voting trust could delay or prevent a change in control of us. This voting trust will terminate no later than May 15, 2000. In the event that, following the termination of the voting trust, Y&R management continues to own collectively a significant percentage of the outstanding shares of common stock, management acting together will be able to exercise a significant degree of control over business decisions affecting Y&R.


       Following the offering, the H&F investors will own no shares of common stock of Y&R, and accordingly the H&F investors will no longer have the right to nominate and have elected any members of Y&R's board of directors.

OUR  COMPETITIVE  POSITION  DEPENDS  ON  OUR  ABILITY  TO ATTRACT AND RETAIN KEY
   MARKETING AND COMMUNICATIONS PERSONNEL.

       Our ability to maintain our competitive position depends on retaining the services of our senior management. The loss of the services of key members of senior management could harm our business and results of operations. In addition,  our  success  has  been,  and  is  expected to continue to be, highly dependent upon the skills of our creative, research, media and account personnel and practice group specialists, and their relationships with our clients. Employees generally are not subject to employment contracts and are, therefore, typically able to move within the industry with relative ease. Although the agreement establishing the management voting trust and other stock option and restricted stock agreements contain non-competition and non-solicitation covenants, these covenants may not be effective in helping us retain qualified personnel. We may be adversely affected by the failure to retain qualified personnel.


       If we were unable to continue to attract and retain additional key personnel, or if we were unable to retain and motivate our existing key personnel, our prospects, business, financial condition and results of operations would be materially adversely affected.


WE ARE EXPOSED TO VARIOUS RISKS FROM
     OPERATING A MULTINATIONAL BUSINESS.


       If  we  were unable to remain in compliance with local laws in developing countries in which we conduct business, our prospects, business and results of operations could be harmed, and our financial condition could be weakened. We conduct business in various developing countries in Asia, Latin America, Eastern Europe and Africa, where the systems and bodies of commercial law and trade practices are evolving. Commercial laws in many of these countries are often vague, arbitrary, contradictory, inconsistently administered and retroactively applied. Under these circumstances, it is difficult for us to determine with certainty at all times the exact requirements of these local laws. In addition, the global nature of our operations poses various challenges to our management and our financial, accounting and other systems which, if not satisfactorily met, also could harm our prospects, business and results of operations and weaken our financial condition.

WE  MAY  NOT  BE SUCCESSFUL IN IDENTIFYING APPROPRIATE ACQUISITION CANDIDATES OR
   INVESTMENT   OPPORTUNITIES,   COMPLETING   ACQUISITIONS   OR  INVESTMENTS  ON
   SATISFACTORY TERMS OR INTEGRATING NEWLY ACQUIRED COMPANIES.

       Our business strategy includes increasing our share of clients' marketing expenditures by adding to or enhancing our existing marketing and communications capabilities, and expanding our geographic reach. We intend to implement this strategy in part by making acquisitions and investments. We may not be successful in identifying appropriate acquisition candidates or investment opportunities or consummating acquisitions or investments on terms satisfactory to us. In addition, we may not be successful in integrating any newly acquired companies into our existing global network. We may use common stock, which could result in dilution to purchasers of common stock, incur indebtedness, which may be long-term, expend cash or use any combination of common stock, indebtedness and cash for all or part of the consideration to be paid in future acquisitions. While we regularly evaluate potential acquisition opportunities, we have no present commitments, agreements or understandings with respect to any material acquisition.

WE  ARE  EXPOSED  TO  POTENTIAL  LIABILITIES, INCLUDING LIABILITIES ARISING FROM
   ALLEGATIONS THAT OUR CLIENTS' ADVERTISING CLAIMS ARE FALSE OR MISLEADING OR OUR CLIENTS' PRODUCTS ARE DEFECTIVE.

       From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, including our clients' competitors, governmental or regulatory bodies or consumers. These litigations could include claims alleging that:

       o advertising claims made with respect to our clients' products or services are false, deceptive or misleading;

       o our clients' products are defective or injurious; or

       o marketing   and   communications  materials  created  for  our  clients
            infringe on the proprietary rights of third parties.

       If, in those circumstances, we are not insured under the terms of our insurance policies or are not indemnified under the terms of our agreements with clients or this indemnification is unavailable for these claims, then the damages, costs, expenses or attorneys' fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition. In addition, our contracts with clients generally require us to indemnify clients for claims brought by competitors or others claiming that advertisements or other communications infringe on intellectual property rights. Although we maintain an insurance program, including insurance for advertising agency liability, this insurance may not be available, or if available may not be sufficient to cover any claim, if a significant adverse claim is made.


OUR  COMPUTER  SYSTEMS,  AND  THOSE  OF  THIRD  PARTIES ON WHOM WE RELY, MAY NOT
   ACHIEVE YEAR 2000 READINESS.


       We continue to work to resolve the potential impact of the year 2000 on the ability of our computer systems to accurately process information with dates later than December 31, 1999, or to process date-sensitive information accurately after the turn of the century (referred to as the "Year 2000" issue). We have modified or replaced all significant systems necessary for us to operate our business that have been identified as requiring Year 2000 remediation. We have completed the testing of all critical systems and continue working on finalizing tests for the non-critical systems. We are also dependent in part on third-party computer systems and applications, particularly with respect to such critical tasks as accounting, billing and buying, planning and paying for media, as well as on our own computer systems. We have performed tests of major systems in this category and have received assurances as to their readiness for compliance with the Year 2000 issue.


       While we believe our process is designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, it is possible that our efforts, or those of third parties with whom we interact, will not be satisfactorily completed in a timely fashion. Our failure to satisfactorily address the Year 2000 issue could have a material adverse effect on our prospects, business, financial condition and results of operations.

       The out-of-pocket costs incurred to date for the Year 2000 issue were not material to consolidated results of operations and are expected to be immaterial for the year ended December 31, 1999. We have funded all identified remedial projects in connection with our program. We may experience cost overruns or delays as we replace or modify systems, however, which could have a material adverse effect on our prospects, business, financial condition and results of operations.


       We have completed the assessment and compliance testing phases and believe that the implementation phase of the Year 2000 readiness plan will be substantially completed during the fourth quarter. Contingency planning for critical business processes will continue through the fourth quarter, to seek to ensure a smooth migration into the year 2000.


THE  MARKET  PRICE  OF  THE  COMMON  STOCK  WILL  FLUCTUATE, AND COULD FLUCTUATE
   SIGNIFICANTLY.

       The market price of the common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

       o the liquidity of the market for the common stock;

       o differences between Y&R's actual financial or operating results and those expected by investors and analysts;

       o changes in analysts' recommendations or projections;

       o changes in marketing and communications budgets of clients;

       o new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;

       o changes in general economic or market conditions; and

       o broad market fluctuations.

OUR  ORGANIZATIONAL  DOCUMENTS,  PROVISIONS  OF DELAWARE LAW AND OUR STOCKHOLDER
   RIGHTS PLAN MAY DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF US.

       Various provisions of our organizational documents, and of the law of Delaware, where we are incorporated, may delay, deter or prevent a change in control of Y&R not approved by our board of directors. These provisions include:

       o a classified board of directors;

       o a requirement that no action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting;

       o a requirement that special meetings of stockholders be called only by the chairman of the board of directors or the board of directors;

       o advance  notice requirements for stockholder proposals and nominations;


       o limitations on the ability of stockholders to amend, alter or repeal provisions of our organizational documents;

       o authorization for the board of directors to issue without stockholder approval preferred stock with terms as the board of directors may determine; and

       o authorization for the board of directors to consider the interests of clients and other customers, creditors, employees and other constituencies of Y&R and its subsidiaries and the effect upon communities in which Y&R and its subsidiaries do business, in evaluating proposed corporate transactions.


       Section 203 of the Delaware general corporation law imposes restrictions on mergers and other business combinations between Y&R and any holder of 15% or more of the common stock. These restrictions generally do not apply to the H&F investors, their affiliates and any of their permitted transferees that acquire 15% or more of the outstanding common stock, who have been exempted from these restrictions by the board of directors.


       In addition, we have adopted a stockholder rights plan under which each holder of common stock also receives rights. Under the stockholder rights plan, if any person acquires beneficial ownership of 15% or more of the outstanding shares of common stock (with exceptions, including the management voting trust), that person will become an "acquiring person". As a result, holders of rights other than the acquiring person and some other transferees and related persons will be entitled to purchase shares of common stock at one-half their market price. In general, the H&F investors and any permitted transferee of the H&F investors that beneficially owns more than 15% of the outstanding common stock after a transfer from the H&F investors will not become an acquiring person unless they acquire additional shares of common stock under circumstances described in the stockholder rights plan. While the stockholder rights plan is designed to protect stockholders in the event of an unsolicited offer and other takeover tactics which, in the opinion of the board of directors, could impair Y&R's ability to represent stockholder interests, the provisions of the stockholder rights plan may render an unsolicited takeover of Y&R more difficult or less likely to occur or might prevent such a takeover.


       These provisions of our organizational documents, Delaware law and the stockholder rights plan, together with the control of 29.6% of the outstanding shares of common stock by the management voting trust upon completion of the offering (assuming the exercise of all options held by management investors that are currently vested or will vest within 60 days of the date of this prospectus and based upon information as of November 5, 1999), could discourage potential acquisition proposals and could delay, deter or prevent a change in control of Y&R, although a majority of Y&R's stockholders might consider these acquisition proposals, if made, to be desirable. These provisions also could make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at prices above the then-current market price of the common stock, and may also inhibit increases in the market price of the common stock that could result from takeover attempts or speculation. In addition, some options issued to our employees contain change in control provisions that could have the effect of delaying, deterring or preventing a change in control of us.

OUR   ACTUAL  RESULTS  COULD  DIFFER  MATERIALLY  FROM  RESULTS  ANTICIPATED  IN
   FORWARD-LOOKING STATEMENTS WE MAKE.

       Some  of  the  statements  included  or incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include statements in the "Young & Rubicam Inc.--Industry Trends" and "--Strategy" sections of this prospectus relating to trends in the advertising and marketing and communications industries, including anticipated advertising expenditures, and the growth thereof, in the world's advertising markets. These forward-looking statements also include statements relating to Y&R's performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of our Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the first and second quarters of 1999. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding the intent, belief or current expectations of Y&R or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as "may," "will," "should," "believes," "expects," "anticipates," "estimates," "continues" or similar expressions.

       It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include the following:

       o revenues received from clients, including under incentive compensation arrangements entered into by us with clients;

       o gains or losses of clients and client business and projects, as well as changes in the marketing and communications budgets of clients;

       o our ability to successfully integrate companies and businesses that we acquire;

       o the overall level of economic activity in the principal markets in which we conduct business and other trends affecting our financial condition or results of operations;

       o the   impact   of  competition  in  the  marketing  and  communications
            industry;

       o our liquidity and financing plans; and


       o risks   associated   with   our   efforts  to  comply  with  Year  2000
            requirements.


       All forward-looking statements included in this prospectus are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by or on behalf of us, in this prospectus or otherwise. In addition, the matters set forth above in this "Risk Factors" section constitute cautionary statements identifying important factors with respect to these forward-looking statements, including risks and uncertainties that could cause actual results to differ materially from those included in these forward-looking statements.

                             YOUNG & RUBICAM INC.

       Young & Rubicam Inc. ("Y&R") is the fifth largest consolidated marketing and communications organization in the world based on 1998 revenues. Since our founding 75 years ago, we have evolved from a single New York-based advertising agency to a diversified global marketing and communications company operating in 121 cities in 76 countries worldwide as of December 31, 1998. We operate through recognized market leaders including:

       o Young & Rubicam Advertising, full-service advertising;

       o Dentsu Young & Rubicam, full-service advertising in the Asia/Pacific region;

       o The   Bravo   Group  and  Kang  &  Lee,  multi-cultural  marketing  and
            communications;

       o Wunderman Cato Johnson, direct marketing and sales promotion;

       o KnowledgeBase Marketing, customer relationship marketing;

       o Brand Dialogue, digital interactive branding and digital commerce;

       o The Media Edge, media planning, buying and placement services;

       o Burson-Marsteller, perception management and public relations;

       o Cohn & Wolfe, full-service public relations;

       o Landor Associates, branding consultation and design services; and

       o Sudler & Hennessey, healthcare communications.


       Our revenues in 1998 totaled $1.5 billion, representing a compound annual growth rate of 12.2% from 1994 to 1998.


       We are a single agency network, allowing us to centrally manage and utilize our resources. Through multi-disciplinary, client-focused teams, we provide clients with global access to fully integrated marketing and communications solutions. Among our approximately 5,500 client accounts are a number of large multinational organizations, including AT&T, Citibank, Colgate-Palmolive, Ford and Philip Morris. We have maintained long-standing relationships with many of our clients. The average length of relationship with our top 20 clients exceeds 20 years.


       Our mission is to be our clients' most valued business partner in building, leveraging, protecting and managing their brands for both short-term results and long-term growth. Consistent with our mission, we have developed an organizational and management structure designed to meet the diverse needs of our large global clients as well as the more specialized needs of our other clients. Our strategy combines this organizational and management structure with the pursuit of new business opportunities and continued investment in our business, personnel and superior consumer knowledge. As part of our strategy, we seek to provide clients with superior creative services and extensive research capabilities, including access to Y&R's proprietary research tool, BrandAsset Valuator.


       In late 1992, we created the Key Corporate Account, or KCA, program to enhance the coordination of services sought by clients from both a global coverage as well as an integrated solutions perspective. KCAs are large global client accounts that, as a group, contribute the greatest share of our revenues and profits, and are served on a multinational basis by two or more of our businesses. Revenues from the client accounts designated as KCAs accounted for 48.6% of our consolidated revenues in 1998. In order to further strengthen client relationships and reward us for meeting or exceeding performance targets, we are working with KCAs to adopt incentive compensation arrangements that align our compensation with our performance and our clients' business performance.


INDUSTRY TRENDS


       The marketing and communications industry encompasses a wide range of services used to develop and deliver messages to both broad and targeted audiences through multiple communications channels. Several significant trends are changing the dynamics of the marketing and communications industries, including the following:

       o GROWTH IN UNITED STATES MARKETING AND COMMUNICATIONS MARKETS. Advertising expenditures in the United States have continued to grow, increasing from approximately $140 billion in 1993 to approximately $200 billion in 1998.

       o GROWTH OF INTERNATIONAL MARKETING AND COMMUNICATIONS MARKETS. Since 1986, non-U.S. advertising expenditures have grown more rapidly than U.S. expenditures and, according to industry sources, have increased from approximately 44% of worldwide expenditures in 1986 to approximately 52% in 1998.

       o INVESTMENT IN BRAND DEVELOPMENT. Over the last several years, advertisers have focused on the image or brand identity of their organizations, products and services in an effort to differentiate themselves from competitors and increase brand loyalty.

       o DEMAND FOR INTEGRATED SERVICE OFFERINGS. Demand has increased for globally integrated marketing and communications solutions as companies seek consistent and effective delivery of their messages through multiple communications channels and across a variety of geographic markets.

       o INCREASED EMPHASIS ON TARGETED MARKETING. The desire of companies to reach their target audiences and quantify the effectiveness of their communications has resulted in greater demand for customized direct marketing methods, such as database marketing, infomercials, in-store promotions and interactive programs.


STRATEGY

       Our strategy consists of the following key components:

       o INCREASE PENETRATION OF KEY CORPORATE ACCOUNTS. We believe that there are significant opportunities to increase our share of the marketing and communications expenditures of our KCAs by leveraging our global network to provide integrated services. In recent years, we have successfully increased our share of the marketing and communications expenditures of some KCAs. KCAs also have increased their use of multiple services offered by us over the same period. During 1998, our 20 largest KCAs used the capabilities of an average of five of our marketing and communications services.


       o DEVELOP NEW CLIENT RELATIONSHIPS. We believe that there are significant opportunities for future revenue and profit growth by providing services to new clients in targeted industry sectors and to those clients seeking to build and maintain global, regional and local brands. We have successfully used our integrated and global approach as an effective tool in winning new business.


       o LEVERAGE EXISTING GLOBAL NETWORK. With a worldwide presence in 76 countries as of December 31, 1998, we believe that we are well positioned to continue to benefit from the trend toward the globalization of client marketing and communications needs and the consolidation of those needs with a single global network.


       o CAPITALIZE ON EXISTING CAPABILITIES. We intend to continue the development of our existing capabilities into more visible and accessible client services. For example, we created our Brand Dialogue unit in 1997 by combining the existing interactive capabilities of Young & Rubicam Advertising and Wunderman Cato Johnson in the United States, Latin America, Europe and the Asia/Pacific region.


       o UTILIZE SUPERIOR CONSUMER KNOWLEDGE AND BRAND INSIGHTS. To assist our clients in building, leveraging, protecting and managing their brands, we have developed and are maintaining extensive knowledge of consumer brand perceptions. For example, we have developed BrandAsset Valuator, a proprietary database that reflects the perceptions of over 95,000 consumers in 32 countries on five continents. We believe that BrandAsset Valuator is the first global consumer study that provides an empirically derived model for how brands gain and lose their strength over time.

       o CULTIVATE CREATIVE EXCELLENCE. We intend to continue emphasizing the importance of creative marketing and communications. We have created numerous memorable marketing and communications programs for clients, including "The Softer Side of Sears," "Everybody Needs a Little KFC," "It's All Within Your Reach" for AT&T, "The Document Company" for Xerox and "Be All That You Can Be" for the United States Army. We have also performed identity and design assignments, including the creation of corporate identities, for Lucent Technologies, Netscape and the 2002 Salt Lake City Olympics.


       o IMPROVE OPERATING EFFICIENCIES. We believe that opportunities exist to improve operating efficiencies in order to expand margins and increase future profitability. For example, we have implemented initiatives that have both improved productivity and reduced compensation expense as a percentage of consolidated revenues.


       o EXPAND CAPABILITIES THROUGH ACQUISITIONS AND INVESTMENTS. In order to add new capabilities, enhance our existing capabilities and expand the geographic scope of our operations, we regularly evaluate and
            intend   to   pursue   appropriate   acquisition   and   investment
            opportunities. For example, in May 1999, we acquired KnowledgeBase Marketing, Inc., a provider of database and analytical services, in a stock and cash transaction valued at approximately $175 million.

                              RECENT DEVELOPMENTS


       On September 21, 1999, we contributed $15 million and certain net assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation, or Luminant, a newly formed internet and e-commerce services firm that provides strategic consulting, content development and systems integration capabilities to its clients. Under the terms of the contribution agreement between Luminant and Y&R, we are eligible to receive future contingent consideration from Luminant in the form of non-voting shares of Luminant common stock and/or cash, at Luminant's discretion, based on the revenue and operating profit performance of the Brand Dialogue contributed assets for the period from July 1, 1999 through December 31, 1999 and on the consolidated performance of Luminant for the first six months of 2000. We recognized a net after-tax gain of approximately $42 million on the sale of the Brand Dialogue contributed assets in the third quarter of 1999.

       Effective August 2, 1999, the ownership and management structure of Dentsu Young & Rubicam, which we refer to as DY&R, was amended. The agreement resulted in our acquiring majority ownership in and operational control of all DY&R companies throughout principal markets in Asia, excluding Japan. In Japan, Dentsu has acquired a majority share. We paid approximately $6 million for the incremental ownership interest and in the first quarter of 2001, will pay $4 million and may pay contingent consideration of up to an additional $1.5 million in connection with this transaction, subject to DY&R's financial performance. Effective August 2, 1999, we commenced consolidating the results of DY&R for those markets where we hold a majority ownership interest. A preliminary allocation of the cost to acquire the additional interest in DY&R has been made based upon the fair value of the net assets.


       During the third quarter of 1999, we acquired Rainey Kelly Campbell Roalfe, a London-based advertising agency, and a majority ownership interest in The Banner Corporation, a European marketing communications firm specializing in the technology sector, and made several other acquisitions and equity investments for which the aggregate purchase price was approximately $43 million. Some of these transactions may require us to pay additional amounts as contingent consideration over a period not to exceed five years, based on company performance and the achievement of stipulated targets. All of these acquisitions were accounted for under the purchase method of accounting, and we have made a preliminary allocation of the costs to acquire these entities based on the fair value of the net assets. Since September 30, 1999, we have also acquired ownership interests in certain other entities. Cash payments made in connection with these transactions amounted to approximately $40 million.


       In the third quarter of 1999, we repurchased approximately 800,000 shares of common stock at an average price of $42.13 on the open market and in other transactions. From October 1, 1999 through November 5, 1999, we repurchased an additional approximately 900,000 shares of common stock at an average price of $44.95 on the open market and in other transactions. This brings the total to 5.3 million shares repurchased under our existing 12 million share repurchase program. The shares are being purchased under this program principally in anticipation of exercises of outstanding employee stock options, and will likely be reissued to employees as options are exercised.

       In August 1999, we announced certain changes in our senior management team. Effective August 2, 1999, Ed Vick was named Chief Creative Officer and Tom Bell was named President and Chief Operating Officer of Young & Rubicam Inc. On January 1, 2000, Mr. Vick will become our Chairman and Mr. Bell will become our Chief Executive Officer, as Peter Georgescu, our current Chairman and Chief Executive Officer, assumes the role of Chairman Emeritus. As Chairman Emeritus, Mr. Georgescu will continue to be active in client work and on other key corporate initiatives.

       On October 28, 1999, we announced our financial and operating results for the quarter ended September 30, 1999. The following table sets forth selected unaudited consolidated statement of operations data for the three and nine months ended September 30, 1999 and 1998.

                                                                THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                     SEPTEMBER 30,
                                                          -------------------------------   -------------------------------
                                                               1999             1998             1999             1998
                                                          --------------   --------------   --------------   --------------
                                                                                     (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues ..............................................   $  428,452       $  375,419       $ 1,226,686      $ 1,095,720
Compensation expense, including employee benefits .....      250,457          227,184          724,491          659,449
General and administrative expenses ...................      122,690          106,057          359,498          324,783
Other charges .........................................           --               --               --          234,449
                                                          -----------      -----------      -----------      -----------
Operating expenses ....................................      373,147          333,241        1,083,989        1,218,681
                                                          -----------      -----------      -----------      -----------
Operating profit (loss) ...............................       55,305           42,178          142,697         (122,961)
Interest expense, net .................................        4,779            2,843            9,224           13,015
Other income ..........................................       70,835               --           70,835            2,200
                                                          -----------      -----------      -----------      -----------
Income (loss) before income taxes .....................      121,361           39,335          204,308         (133,776)
Income tax provision (benefit) ........................       47,715           15,914           81,723          (22,291)
                                                          -----------      -----------      -----------      -----------
                                                              73,646           23,421          122,585         (111,485)
Equity in net income of unconsolidated companies ......        1,397            1,567            3,049            3,194
Minority interest in net (income) of consolidated
 subsidiaries .........................................       (1,101)            (682)          (1,406)            (604)
                                                          -----------      -----------      -----------      -----------
Income (loss) before extraordinary charge .............       73,942           24,306          124,228         (108,895)
Extraordinary charge for early retirement of debt,
 net of tax benefit of $2,834 .........................           --               --               --           (4,433)
                                                          -----------      -----------      -----------      -----------
Net income (loss) .....................................   $   73,942       $   24,306       $  124,228       $ (113,328)
                                                          ===========      ===========      ===========      ===========
EARNINGS (LOSS) PER SHARE:
Basic:
 Income (loss) before extraordinary charge ............   $     1.06       $     0.36       $     1.83       $    (1.84)
 Extraordinary charge .................................           --               --               --          (  0.08)
                                                          -----------      -----------      -----------      -----------
 Net income (loss) ....................................   $     1.06       $     0.36       $     1.83       $    (1.92)
                                                          ===========      ===========      ===========      ===========
Diluted:
 Income (loss) before extraordinary charge ............   $     0.88       $     0.29       $     1.50       $    (1.84)
 Extraordinary charge .................................           --               --               --          (  0.08)
                                                          -----------      -----------      -----------      -----------
 Net income (loss) ....................................   $     0.88       $     0.29       $     1.50       $    (1.92)
                                                          ===========      ===========      ===========      ===========
WEIGHTED AVERAGE SHARES OUTSTANDING USED TO COMPUTE:
Basic .................................................   69,911,071       66,608,726       67,914,158       58,939,274
Diluted ...............................................   83,805,721       82,764,754       82,595,373       58,939,274

                                USE OF PROCEEDS

       We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We expect to receive $19.4 million in cash in connection with the exercise by the H&F investors of options to purchase 2,530,260 shares of common stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected consolidated statement of operations data and consolidated balance sheet data as of and for the years ended December 31, 1994 through 1998 have been derived from Y&R's audited annual consolidated financial statements, including the consolidated balance sheets as of December 31, 1997 and 1998 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 1998 and the notes thereto incorporated by reference in this prospectus.

       Data for the six months ended June 30, 1999 and 1998 have been derived from Y&R's unaudited interim consolidated financial statements, including the consolidated balance sheet as of June 30, 1999 and the related consolidated statements of operations and of cash flows for the six months ended June 30, 1999 and 1998 and the notes thereto incorporated by reference in this prospectus.


       The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements incorporated by reference in this prospectus. See "Available Information."

                                                     SIX MONTHS ENDED
                                                         JUNE 30,
                                               -----------------------------
                                                    1999           1998
                                               -------------- --------------
                                                        (UNAUDITED)
                                               (DOLLARS IN THOUSANDS, EXCEPT
                                                    PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues .....................................  $    798,234    $  720,301
Compensation expense, including employee
 benefits ....................................       474,034       432,265
General and administrative expenses ..........       236,808       218,726
Other charges(1) .............................            --       234,449
Recapitalization-related charges(1) ..........            --            --
                                                ------------    ----------
 Operating expenses ..........................       710,842       885,440
                                                ------------    ----------
Operating profit (loss) ......................        87,392      (165,139)
Interest income ..............................         4,692         3,934
Interest expense .............................        (9,137)      (14,106)
Other income .................................            --         2,200
                                                ------------    ----------
Income (loss) before income taxes ............        82,947      (173,111)
Income tax provision (benefit) ...............        34,008       (38,205)
                                                ------------    ----------
                                                      48,939      (134,906)
Equity in net income (loss) of
 unconsolidated companies ....................         1,652         1,627
Minority interest in net (income) loss of
 consolidated subsidiaries ...................          (305)           78
                                                ------------    ----------
Income (loss) before extraordinary charge ....        50,286      (133,201)
Extraordinary charge for early retirement of
 debt (net of tax benefit of $2,834) .........            --        (4,433)
                                                ------------    ----------
Net income (loss) ............................  $     50,286    $ (137,634)
                                                ============    ==========
EARNINGS (LOSS) PER SHARE(2):
Basic:
 Income (loss) before extraordinary
  charge(2) ..................................  $      0.75     $    (2.42)
 Extraordinary charge ........................            --         (0.08)
                                                ------------    ----------
 Net income (loss) ...........................  $      0.75     $    (2.50)
                                                ============    ==========
Diluted:
 Income (loss) before extraordinary
  charge(2) ..................................  $      0.61     $    (2.42)
 Extraordinary charge ........................            --         (0.08)
                                                ------------    ----------
 Net income (loss) ...........................  $      0.61     $    (2.50)
                                                ============    ==========
WEIGHTED AVERAGE SHARES OUTSTANDING USED
 TO COMPUTE:
Basic ........................................    66,912,004    55,040,989
Diluted ......................................    82,047,778    55,040,989
OTHER OPERATING DATA:
EBITDA(3) ....................................  $    119,857    $   97,663
Net cash provided by (used in) operating
 activities ..................................        16,895        (3,753)
Net cash used in investing activities ........       146,733        22,632
Net cash provided by (used in) financing
 activities ..................................        92,948       (55,723)
Capital expenditures .........................        32,516        20,044
International revenues as a % of
 total revenues ..............................         45.7  %       48.3  %



                                                                     YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                    1998           1997           1996          1995         1994
                                               -------------- -------------- ------------- ------------- -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues .....................................   $1,522,464     $1,382,740    $1,222,139    $1,085,494    $ 959,275
Compensation expense, including employee
 benefits ....................................      903,948        836,150       730,261       672,026      594,322
General and administrative expenses ..........      455,578        463,936       391,617       356,523      323,087
Other charges(1) .............................      234,449         11,925        17,166        31,465        4,507
Recapitalization-related charges(1) ..........           --             --       315,397            --           --
                                                 ----------     ----------    ----------    ----------    ---------
 Operating expenses ..........................    1,593,975      1,312,011     1,454,441     1,060,014      921,916
                                                 ----------     ----------    ----------    ----------    ---------
Operating profit (loss) ......................      (71,511)        70,729      (232,302)       25,480       37,359
Interest income ..............................        8,315          8,454        10,269         9,866       12,100
Interest expense .............................      (26,001)       (42,879)      (28,584)      (27,441)     (23,027)
Other income .................................        2,200             --            --            --           --
                                                 ----------     ----------    ----------    ----------    ---------
Income (loss) before income taxes ............      (86,997)        36,304      (250,617)        7,905       26,432
Income tax provision (benefit) ...............       (2,644)        58,290       (20,611)        9,130       12,998
                                                 ----------     ----------    ----------    ----------    ---------
                                                    (84,353)       (21,986)     (230,006)       (1,225)      13,434
Equity in net income (loss) of
 unconsolidated companies ....................        4,707            342        (9,837)        5,197        4,740
Minority interest in net (income) loss of
 consolidated subsidiaries ...................       (1,989)        (2,294)        1,532        (3,152)      (2,742)
                                                 ----------     ----------    ----------    ----------    ---------
Income (loss) before extraordinary charge ....      (81,635)       (23,938)     (238,311)          820       15,432
Extraordinary charge for early retirement of
 debt (net of tax benefit of $2,834) .........       (4,433)            --            --            --           --
                                                 ----------     ----------    ----------    ----------    ---------
Net income (loss) ............................   $  (86,068)    $  (23,938)   $ (238,311)   $      820    $  15,432
                                                 ==========     ==========    ==========    ==========    =========
EARNINGS (LOSS) PER SHARE(2):
Basic:
 Income (loss) before extraordinary
  charge(2) ..................................   $    (1.34)    $    (0.51)
 Extraordinary charge ........................        (0.08)            --
                                                 ----------     ----------
 Net income (loss) ...........................   $    (1.42)    $    (0.51)
                                                 ==========     ==========
Diluted:
 Income (loss) before extraordinary
  charge(2) ..................................   $    (1.34)    $    (0.51)
 Extraordinary charge ........................        (0.08)            --
                                                 ----------     ----------
 Net income (loss) ...........................   $    (1.42)    $    (0.51)
                                                 ==========     ==========
WEIGHTED AVERAGE SHARES OUTSTANDING USED
 TO COMPUTE:
Basic ........................................   60,673,994     46,949,355
Diluted ......................................   60,673,994     46,949,355
OTHER OPERATING DATA:
EBITDA(3) ....................................   $  223,548     $  139,375    $  147,221    $   72,972    $  77,662
Net cash provided by (used in) operating
 activities ..................................      195,615        224,511       178,064        79,809       43,314
Net cash used in investing activities ........       99,683         67,142        76,094        45,821       49,941
Net cash provided by (used in) financing
 activities ..................................     (136,242)       (98,667)      (12,614)      (50,025)     (30,705)
Capital expenditures .........................       76,378         51,899        51,792        42,096       33,196
International revenues as a % of
 total revenues ..............................        49.1  %        52.2  %        53.3%         54.7%        53.6%

                                         AS OF JUNE 30,                            AS OF DECEMBER 31,
                                        ---------------- ----------------------------------------------------------------------
                                              1999            1998           1997           1996          1995         1994
                                        ---------------- -------------- -------------- -------------- ------------ ------------
                                           (UNAUDITED)
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)(4) ..........    $ (138,009)     $ (216,888)    $ (106,169)    $ (196,509)   $   27,827   $   72,651
Total assets(5) .......................     1,832,253       1,635,255      1,537,807      1,598,812     1,226,581    1,118,846
Total debt(6) .........................       252,709          63,959        351,051        267,238       230,831      256,032
Mandatorily redeemable equity
 securities(7) ........................            --              --        508,471        363,264            --           --
Total stockholders' equity (deficit) ..       194,115         114,969       (661,714)      (480,033)      (55,485)      69,982

----------
(1) For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(2) At June 30, 1998, Y&R had outstanding options to purchase 29,129,148 shares of common stock with a weighted average exercise price of $12.38 that could potentially dilute basic earnings per share in the future. For a discussion of options outstanding, see note 3 to the unaudited interim consolidated financial statements and note 18 to the audited consolidated financial statements incorporated by reference in this prospectus.

  Earnings per share for 1996 and 1995 cannot be computed because Y&R's capital structure prior to its recapitalization in 1996 consisted of both common shares and limited partnership units in predecessor entities. For a discussion of the recapitalization, see note 6 to the audited consolidated financial statements incorporated by reference in this prospectus.

(3) EBITDA is defined as operating profit (loss) before depreciation and amortization, other non-cash charges and recapitalization-related charges. EBITDA is presented because it is a widely accepted financial indicator and is generally consistent with the definition used for covenant purposes contained in Y&R's credit facilities; however, EBITDA may not be comparable to other registrants' calculation of EBITDA or similarly titled items. You should not consider EBITDA to be an alternative to net income
    (loss) as a measure of operating results in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity. EBITDA for the six months ended June 30, 1998 and for the 1998 year is before $234,449 of non-cash compensation charges taken at the time of our initial public offering in May 1998. EBITDA for 1997 and 1996 is before $11,925 and $11,096, respectively, of non-cash charges primarily related to impairment write-downs which are included in other charges. For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(4) Working capital balances are significantly impacted by the seasonal media spending patterns of advertisers, including the timing of payments made to media and other suppliers on behalf of clients as well as the timing of cash collection from clients to fund each expenditure.

(5) Total assets as of June 30, 1999 include net deferred tax assets of $202,488 consisting primarily of federal, state and foreign net operating loss carryforwards.

(6) Total debt includes current and non-current loans and installment notes, which are discussed in notes 14 and 15 to the audited consolidated financial statements incorporated by reference in this prospectus.

(7) From the date of completion of the recapitalization of Y&R in 1996 and through the date of completion of the IPO, all outstanding shares of common stock, exclusive of shares of common stock held in a restricted stock trust under our restricted stock plan, were redeemable, subject to restrictions, at the option of the stockholder. Accordingly, all of these shares of common stock were recorded at their redemption values and classified as mandatorily redeemable equity securities at December 31, 1997 and 1996. For a discussion of the mandatorily redeemable equity securities, see note 17 to the audited consolidated financial statements incorporated by reference in this prospectus.

                             SELLING STOCKHOLDERS


       The following table sets forth the name of each selling stockholder and information regarding the beneficial ownership of the common stock and options to purchase common stock by the selling stockholders as of November 9, 1999, and as adjusted to reflect the sale of shares of common stock in the offering. The information in the table below has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 . Except as described below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.



       In connection with the offering, the H&F investors have notified Y&R that they intend to exercise options to purchase 2,530,260 shares of common stock for a total exercise price of $19.4 million and to distribute all of the shares of Y&R common stock owned by them, other than the shares to be sold by them in the offering, to some of their limited partners and to individuals and entities that control the H&F investors.



                                                    BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING                              AFTER OFFERING
                                             ----------------------------------             ------------------------------
                                              SHARES AND                           SHARES    SHARES AND
                                                VESTED       VESTED                BEING       VESTED     VESTED
                                                OPTIONS     OPTIONS    PERCENT    OFFERED     OPTIONS    OPTIONS   PERCENT
                                             ------------ ----------- --------- ----------- ----------- --------- --------
Hellman & Friedman Capital
 Partners III, L.P.(1) .....................  6,157,027    2,311,590      8.6%   4,748,160       --         --       --
H&F Orchard Partners III, L.P.(1) ..........    448,632      168,270        *      370,558       --         --       --
H&F International Partners III, L.P.(1).....    134,561       50,400        *      111,200       --         --       --


----------
 * Less than one percent.


(1) Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. have notified Y&R that they intend to distribute an aggregate of 1,408,867, 78,074 and 23,361 shares of common stock, respectively, to some of their limited partners and to individuals and entities that control the H&F investors. The H&F investors also intend to exercise all options to purchase shares of Y&R common stock held by them on or before the date of the offering.

                                 UNDERWRITING

       Subject to the terms and conditions of an Underwriting Agreement, dated November , 1999 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), who are represented by Bear, Stearns & Co. Inc. ("Bear Stearns"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Salomon Smith Barney Inc. ("SSB"), Banc of America Securities LLC, Goldman, Sachs & Co., ING Barings LLC, Merrill Lynch & Co., Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC (the "Representatives"), have severally agreed to purchase from the selling stockholders the respective number of shares of common stock set forth opposite their names below.


UNDERWRITERS                                                          NUMBER OF SHARES
------------------------------------------------------------------   -----------------
    Bear, Stearns & Co. Inc. .....................................
    Donaldson, Lufkin & Jenrette Securities Corporation ..........
    Salomon Smith Barney Inc. ....................................
    Banc of America Securities LLC ...............................
    Goldman, Sachs & Co. .........................................
    ING Barings LLC ..............................................
    Merrill Lynch, Pierce, Fenner & Smith Incorporated. ..........
    Morgan Stanley & Co. Incorporated ............................
    Thomas Weisel Partners LLC. ..................................
                                                                     -----------------
      Total ......................................................


       The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The Underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

       The Underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers including the Underwriters, at that price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $ per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

       Each of Matthew R. Barger, John M. Pasquesi, Brian M. Powers, Thomas F. Steyer, Marco W. Hellman, Mitchell R. Cohen, Joseph M. Niehaus, The Tully M. Friedman 1997 Charitable Lead Annuity Trust, The Jackson Street Trust and The Tully M. Friedman Revocable Trust is an affiliate of the H&F investors, to whom the H&F investors will distribute shares of Y&R common stock in connection with the offering. These individuals and entities will grant to the Underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time, in whole or in part, up to an aggregate of 284,000 shares of common stock (consisting of 30,000, 50,000, 11,000, 64,000, 42,000,
15,000,  15,000,  12,000, 20,000 and 25,000 shares, respectively), at the public offering price less underwriting discounts and commissions. The Underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the Underwriters exercise this option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the Underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

       The following table shows the per share and total underwriting discounts to be paid to the Underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the Underwriters' over-allotment option.





                        NO EXERCISE     FULL EXERCISE
                       -------------   --------------
Per share ..........   $               $
Total ..............

       Y&R and the selling stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

       Y&R has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discount. Y&R estimates that the expenses that it will bear in connection with the offering will total approximately $550,000.


       Certain affiliates of the H&F investors, who upon completion of the offering collectively will hold an aggregate of 1,301,239 shares, have agreed not to:


       o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

       o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus without the prior written consent of Bear Stearns, DLJ and SSB.


       In addition, during this period, certain affiliates of the H&F Investors have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Bear Stearns, DLJ and SSB.


       Other than in the United States, no action has been taken by Y&R, the selling stockholders or the Underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

       In order to facilitate the offering, the Underwriters participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering.
Specifically, the Underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by the selling stockholders. The Underwriters may elect to cover this short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. No representation is made as to the magnitude or effect of any stabilization or other transactions. These transactions, if commenced, may be discontinued at any time.

       Thomas Weisel Partners LLC, one of the Representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 79 filed public offerings of equity securities, of which 58 have been completed, and has acted as a syndicate member in an additional 41 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.


       Bear Stearns, DLJ and other Representatives from time to time perform investment banking and other financial services for Y&R and its affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Alan D. Schwartz, an Executive Vice President and Head of the Investment Banking Department of Bear Stearns, is a member of Y&R's board of directors.

                                 LEGAL MATTERS

       The validity of the shares of common stock offered by this prospectus will be passed upon for Y&R by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

       The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Young & Rubicam Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-3. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information with respect to Y&R and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of those statements is qualified in all respects by the provisions of the exhibit, to which reference is hereby made.

       We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may review the registration statement, as well as reports and other information we have filed, without charge at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the Commission's web site at http://www.sec.gov. These materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. You may also review these statements at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511.


       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering of common stock offered hereby.


       o Y&R's  Annual Report on Form 10-K for the year ended December 31, 1998;


       o Y&R's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 and June 30, 1999;

       o The description of our common stock contained in Y&R's registration statement (Registration No. 001-14093) on Form 8-A, and any amendment or report filed for the purpose of updating that description; and


       o The description of our preferred share purchase rights contained in Y&R's registration statement (Registration No. 001-14093) on Form 8-A, and any amendment or report filed for the purpose of updating that description.


       We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits to those documents are specifically incorporated by reference into those documents. Requests for copies should be directed to Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, Attention: Investor Relations, telephone (212) 210-3000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ONLY THE SHARES OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.





               ------------------------------------------------
                               TABLE OF CONTENTS
               ------------------------------------------------


                                             PAGE
                                            -----
Prospectus Summary ......................    1
Risk Factors ............................    7
Young & Rubicam Inc. ....................   14
Recent Developments .....................   17
Use of Proceeds .........................   18
Selected Consolidated Financial Data.....   18
Selling Stockholders ....................   21
Underwriting ............................   22
Legal Matters ...........................   24
Experts .................................   24
Available Information ...................   25


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


[GRAPHIC OMITTED]




                               5,229,918 SHARES

                                 COMMON STOCK





                       --------------------------------
                                  PROSPECTUS
                       --------------------------------
                           BEAR, STEARNS & CO. INC.
                         DONALDSON, LUFKIN & JENRETTE
                             SALOMON SMITH BARNEY
                       --------------------------------
                         BANC OF AMERICA SECURITIES LLC
                             GOLDMAN, SACHS & CO.
                                ING BARINGS LLC
                              MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER
                          THOMAS WEISEL PARTNERS LLC



                                      , 1999



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the common stock being registered, other than underwriting discounts and commissions.




Securities and Exchange Commission registration fee .................    $ 67,401
National Association of Securities Dealers, Inc. filing fee .........      30,500
Legal fees and expenses .............................................     200,000
Accounting fees and expenses ........................................     100,000
Printing and engraving expenses .....................................     100,000
Registrar and transfer agent's fee ..................................      25,000
Miscellaneous .......................................................      27,099
                                                                         --------
 Total ..............................................................    $550,000
                                                                         ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article XI of Young & Rubicam Inc.'s Amended and Restated Certificate of Incorporation provides substantially as follows:

     Section 1. Elimination of Certain Liability of Directors. A director of the Company shall not be personally liable to Y&R or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 2. Indemnification and Insurance.

     (a) Right to indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Company may, by action of the Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.


     (b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.


     (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested directors or otherwise.


     (d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.


     Section 145 of the General Corporation Law of the State of Delaware provides as follows:


       (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or
   completed   action,   suit   or   proceeding,   whether   civil,   criminal,
   administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.


       (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.


       (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.


       (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.


       (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.


       (f) The indemnification and advancement of expenses provided by, or granted under, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.


       (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

       (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have respect to such constituent corporation if its separate existence had continued.

       (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "servicing at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

       (j) The indemnification and advancement of expense proved by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

       (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     Section 5 of the Young & Rubicam Inc. Management Voting Trust Agreement provides substantially as follows:

     The Company hereby agrees to assume liability for and does hereby indemnify, protect, save and hold harmless the Voting Trustees and their successors, assigns, agents and servants to the full extent lawful from and against any and all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever ("Losses") that may be imposed, incurred by or asserted against the Voting Trustees or any of them individually in any way relating to or arising under the Management Voting Trust Agreement or the enforcement of any of the terms thereof or in any way relating to or arising out of the administration of the trusts created thereby or the action or inaction of the Management Voting Trust thereunder, unless the Company shall sustain the burden of proving by clear and convincing evidence that such Losses were proximately caused by an act or omission on the part of such Voting Trustee or Voting Trustees that was not taken in good faith or that was not reasonably believed to be in or not opposed to the best interests of the Company and the Management Investors as a group. The Company shall advance to any Voting Trustee all reasonable expenses in connection with litigation arising under the Management Voting Trust Agreement or the enforcement of any of the terms thereof or in any way relating to or arising out of the administration of the trusts created thereby or the action or inaction of the Management Voting Trust thereunder, including, but not limited to, expenses in connection with litigation in which such Voting Trustee purports to seek to enforce any portion of the Management Voting Trust Agreement. A Voting Trustee shall be required to execute an undertaking agreeing to repay the Company the amount so advanced in the event it is ultimately determined that such Voting Trustee is not entitled to indemnification with respect to such Losses, but the Voting Trustee shall not be required to give a bond or any security for the advancement of such expenses. To the extent insurance is available on commercially reasonable terms, the Company will procure and maintain (for the benefit of the Company and the Voting Trustees) insurance covering the Voting Trustees at least to the extent their conduct would give rise to indemnification under the Management
Voting Trust Agreement. The provisions contained in this indemnification section shall survive the termination of the Management Voting Trust Agreement.


     The Young & Rubicam Holdings Inc. Restricted Stock Plan and Management Stock Option Plan each provide that no member of the Compensation Committee of the board of directors or of the board of directors shall be liable for any action or determination made in good faith with respect to such plan or any grant under such plan. The Restricted Stock Plan and the Management Stock Plan each provide that to the fullest extent permitted by law, the Company shall indemnify and save harmless each person made or threatened to be made a party to any civil or criminal action or proceeding by reason of the fact that such person, or such person's testator or intestate, is or was a member of the Compensation Committee of the board of directors. The Young & Rubicam Inc. 1997 Incentive Compensation Plan (the "1997 ICP") provides that no member of the Compensation Committee of the board of directors or any officer or employee of Y&R or an affiliate acting at the direction or on behalf of the Compensation Committee shall be personally liable for any action or determination taken or made in good faith with respect to the 1997 ICP, and shall, to the extent permitted by law, be fully indemnified and protected by Y&R with respect to any such action or determination.

     Young & Rubicam Inc. also carries liability insurance covering officers and directors.

     Pursuant to the proposed form of Underwriting Agreement, the Underwriters have agreed to indemnify the directors and officers of Young & Rubicam Inc. in certain circumstances.


ITEM 16. EXHIBITS.






 EXHIBIT
   NO                                                DESCRIPTION
--------      -----------------------------------------------------------------------------------------
 1.1     --   Form of Underwriting Agreement.*
 4.1     --   Specimen Certificate of Common Stock of Y&R (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-46929) filed by Y&R).
 4.2     --   Rights Agreement, dated as of May 1, 1998 (incorporated by reference from Exhibit 4.9 to the Registration Statement on Form S-8 (File No. 333-57605) filed by Y&R).
 4.3     --   Certificate of Designation for Y&R's Cumulative Participating Junior Preferred Stock
              (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-1
              (File No. 333-66883) filed by Y&R).
 5.1     --   Opinion of Cleary, Gottlieb, Steen & Hamilton, counsel to Y&R, as to the legality of the shares of Common Stock being registered.*
23.1     --   Consent of PricewaterhouseCoopers LLP.
23.2     --   Consent of Cleary, Gottlieb, Steen & Hamilton (included in opinion to be filed as
              Exhibit 5.1).*
24.1     --   Powers of Attorney (included on signature pages).**


----------

 * To be filed by amendment.
** Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

       (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
    Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) Insofar   as   indemnification  for  liabilities  arising  under  the
    Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       (c) (1) That   for  purposes  of  determining  any  liability  under  the
        Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 9, 1999.




                                        YOUNG & RUBICAM INC.



                                        By: /s/ Stephanie W. Abramson
                                           ------------------------------------


                                           Name: Stephanie W. Abramson
                                           Title:  Executive  Vice President and

                                                  General Counsel



     Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.





           SIGNATURE                              TITLE                         DATE
-------------------------------   ------------------------------------   -----------------
                *                 Chairman of the Board and Chief        November 9, 1999
-----------------------------
                                  Executive Officer
         Peter A. Georgescu
                                  (principal executive officer)
                *                 Vice Chairman, Chief Financial         November 9, 1999
-----------------------------
                                  Officer and Director
        Michael J. Dolan
                                  (principal financial officer)
                *                 Senior Vice President, Finance         November 9, 1999
-----------------------------
                                  (principal accounting officer)
        Jacques Tortoroli
                *                 Chief Creative Officer                 November 9, 1999
-----------------------------
                                  and Director
         Edward H. Vick
                *                 President, Chief Operating Officer     November 9, 1999
-----------------------------
                                  and Director
         Thomas D. Bell, Jr.
                *                 Director                               November 9, 1999
-----------------------------
          F. Warren Hellman
                *                 Director                               November 9, 1999
-----------------------------
          Richard S. Bodman
                *                 Director                               November 9, 1999
-----------------------------
    Philip U. Hammarskjold

           SIGNATURE                 TITLE            DATE
-------------------------------   ----------   -----------------
                *                 Director     November 9, 1999
-----------------------------
     Sir Christopher Lewinton
                *                 Director     November 9, 1999
-----------------------------
          Alan D. Schwartz
                *                 Director     November 9, 1999
-----------------------------
        John F. McGillicuddy




By: /s/ Stephanie W. Abramson
     ---------------------
     Name: Stephanie W. Abramson
     Title: Attorney-in-Fact

                                 EXHIBIT INDEX






  EXHIBIT
    NO                                                 DESCRIPTION
----------      -----------------------------------------------------------------------------------------
  1.1      --   Form of Underwriting Agreement.*
  4.1      --   Specimen Certificate of Common Stock of Y&R (incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-46929) filed by Y&R).
  4.2      --   Rights Agreement, dated as of May 1, 1998 (incorporated by reference from Exhibit 4.9 to the Registration Statement on Form S-8 (File No. 333-57605) filed by Y&R).
  4.3      --   Certificate of Designation for Y&R's Cumulative Participating Junior Preferred Stock
                (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-1
                (File No. 333-66883) filed by Y&R).
  5.1      --   Opinion of Cleary, Gottlieb, Steen & Hamilton, counsel to Y&R, as to the legality of the shares of Common Stock being registered.*
 23.1      --   Consent of PricewaterhouseCoopers LLP.
 23.2      --   Consent of Cleary, Gottlieb, Steen & Hamilton (included in opinion to be filed as
                Exhibit 5.1).*
 24.1      --   Powers of Attorney (included on signature pages).**


----------

 * To be filed by amendment.
** Previously filed.